July 26, 2013

VIA EDGAR CORRESPONDENCE

Mr. Vincent DiStefano

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”) Post-Effective Amendment No. 89 to the Registration Statement Filed on May 24, 2013 File Nos. 033-45671, 811-06557

Dear Mr. DiStefano:

This letter responds to comments on the above-referenced Post-Effective Amendment that the Securities and Exchange Commission (the “Commission”) provided in a telephone conversation with Ms. Francine Hayes of State Street Bank and Trust Company on July 8, 2013. Your comments have been summarized below, each of which is followed by the Registrant’s response.

1.	Summary Section of Prospectus – Corporate Bond Fund, Limited-Term Federal Mortgage Securities Fund and U.S. Government Securities Fund – Fees and Expenses of the Fund

Comment: The Registrant indicates that the Fund has contractually agreed to waive expenses and reimburse expenses until at least August 1, 2014. May the Adviser or Subadviser recoup any of the fees it waived or reimbursed? If yes, please provide the terms of such arrangement.

Response: The Adviser and Subadviser may recoup fees it waived or reimbursed subject to the Expense Limitation Agreement. The disclosure regarding the terms of recapture is included in the section entitled “Management-Investment Adviser” in the Prospectus.

2.	Summary Section of Prospectus – Corporate Bond Fund, Limited-Term Federal Mortgage Securities Fund and U.S. Government Securities Fund – Fees and Expenses of the Fund-Example

Comment: Please indicate that the expense limitation is only applicable for the 1 Year example.

Response: The Registrant will add the requested disclosure.

3.	Summary Section of Prospectus – Corporate Bond Fund – Principal Investment Strategies

Comment: Please indicate to the Commission the percentage of below investment grade securities (sometimes referred to as “junk bonds”) that the Fund is expected to hold.

Response: The Fund currently expects to invest up to 20% of its assets in below investment grade securities.

4.	Summary Section of Prospectus – Corporate Bond Fund – Principal Investment Strategies

Comment: Please describe the Subadviser’s sell discipline for the Fund. Is there a maturity target or a dollar-weighted target for the Subadviser’s sell discipline?

Response: Buy and sell decisions are based on a wide number of factors that determine the risk-reward profile of each security within the context of the broader portfolio.

5.	Summary Section of Prospectus – Corporate Bond Fund – Principal Investment Strategies

Comment: Please describe the types of exchange traded futures that the Fund will use and how the Fund will use such instruments to manage interest rate exposure.

Response: The Registrant will add the requested disclosure.

6.	Summary Section of Prospectus – Corporate Bond Fund – Principal Investment Risks

Comment: Please disclose the speculative nature of below investment grade securities in the “Below Investment Grade Securities Risk”.

Response: The Registrant will add the requested disclosure.

7.	Summary Section of Prospectus – Corporate Bond Fund – Principal Investment Risks

Comment: Please consider adding an Interest Rate Risk if quantitative easing were to cease.

Response: The Registrant believes that the interest rate risk disclosure currently in the Prospectus is accurate.

8.	Summary Section of Prospectus – Corporate Bond Fund – Tax Information

Comment: Please add disclosure that a tax-deferred arrangement such as a 401(k) plan or an IRA may be taxable upon withdrawal.

Response: The Registrant will add the requested disclosure.

9.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Strategies

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government agency mortgage-backed securities, such as the Federal National Mortgage Association (“Fannie Mae”), Government National Mortgage Association (“GNMA”) and collateralized mortgage obligations.”

Comment: The name of the Fund indicates that there are investments in “limited-term” federal mortgage securities. Please include “limited-term” in the 80% investment policy and provide a definition of “limited-term” federal mortgage securities.

Response: The Registrant respectfully disagrees with this comment as it is inconsistent with Commission guidance on the application of Rule 35d-1 under the Investment Company Act of 1940, as amended. Please see the Commission’s guidance set forth in Frequently Asked Questions about Rule 35d-1 (pub. December 4, 2001). In question 11, the staff states that a fund that uses a term such as “intermediate term bond” in its name does not have to invest at least 80% of its assets in intermediate term bonds. The staff goes on to state that it should, however, invest at least 80% of its assets in bonds in order to comply with Rule 35d-1. The reference to “limited-term” is synonymous with “intermediate term” and therefore the rule does not apply.

10.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Strategies

Comment: Does the Fund have a maturity strategy, duration strategy or ratings strategy? If yes, please describe.

Response: The Subadviser anticipates that the Fund’s modified-adjusted duration will generally mirror that of the Barclays U.S. Mortgage-Backed Securities Index, the Fund’s comparative benchmark, plus or minus 20%.

11.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Strategies

“In selecting investments for purchase and sale, the Fund’s Subadviser, Seix Investment Advisors LLC (“Seix” or the “Subadviser”), attempts to identify securities that it expects to perform well in rising and falling markets.”…

Comment: Please describe the characteristics that the Subadviser looks for in securities that it expects to perform well in rising and falling markets.

Response: The Subadviser seeks mortgage securities which have stable pre-payments, call protection, below par prices, and refinancing barriers.

12.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Strategies

Comment: Please describe the Fund’s buy and sell discipline.

Response: Buy and sell decisions are based on a wide number of factors that determine the risk-reward profile of each security within the context of the broader portfolio.

13.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Strategies

Comment: The Commission has requested that the Registrant confirm that if the Fund writes or sells credit default swaps that the Fund will cover the full notional value of the instrument.

Response: The Registrant confirms that the Fund will cover the full notional value with respect to a credit default swap transaction.

14.	Summary Section of Prospectus – Corporate Bond Fund, Limited-Term Federal Mortgage Securities Fund and U.S. Government Securities Fund – Principal Investment Strategies

Comment: To the extent that any of the Funds invests in derivatives, please provide appropriate disclosures in the principal investment strategies section and in the principal investment risks section. The Prospectus disclosure must conform to the instructions in the letter to the Investment Company Institute dated July 30, 2010.

Response: The Registrant believes that the disclosure currently in the Prospectus is accurate and reflects the fund’s principal investment strategies and principal risks with respect to any investments in derivatives.

15.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Risks

Comment: The Fund may invest in derivative instruments (such as credit linked notes, futures, options, inverse floaters, swaps and warrants). Currently, there is a “Futures Contracts Risk” in the Principal Investment Risks. Please revise risk to include risks of other derivative instruments (credit linked notes, options, inverse floaters, swaps and warrants). For over the counter derivatives, please include counterparty risk.

Response: The Registrant will add the requested disclosure.

16.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Risks

Comment: The Fund appears to have a high portfolio turnover rate. Please include a frequent trading risk for any series of the Registrant that has a high portfolio turnover rate.

Response: The Registrant will add the requested disclosure.

17.	Summary Section of Prospectus – Limited-Term Federal Mortgage Securities Fund – Principal Investment Risks

Mortgage-Backed and Asset-Backed Securities Risk: “…If market interest rates increase substantially and the Fund’s adjustable-rate securities are not able to reset to market interest rates during any one adjustment period, the value of the Fund’s holdings and its net asset value may decline until the adjustable-rate securities are able to reset to market rates. In the event of a dramatic increase in interest rates, the lifetime limit on a security’s interest rate may prevent the rate from adjusting to prevailing market rates. In such an event the security could underperform and affect the Fund’s net asset value.”

Comment: The disclosure notes that the value of the Fund’s holdings and its net asset value may decline until the adjustable rate securities are able to reset to market rates. Is this applicable for fixed income securities? If yes, please revise disclosure accordingly.

Response: A fixed income security is an investment that provides a return in the form of fixed periodic payments and the eventual return of principal at maturity. Unlike a variable-income security, where payments change based on some underlying measure such as short-term interest rates, the payments of a fixed-income security are known in advance. The Registrant believes that the disclosure is accurately reflected since fixed income securities do not reset to market rates.

18.	Summary Section of Prospectus – Corporate Bond Fund, Limited-Term Federal Mortgage Securities Fund and U.S. Government Securities Fund – Principal Investment Risks

U.S. Government Securities Risk: U.S. Treasury securities are backed by the full faith and credit of the U.S. government, while other types of securities issued or guaranteed by federal agencies, instrumentalities, and U.S. government-sponsored entities may or may not be backed by the full faith and credit of the U.S. government. Regardless of the guarantee, explicit or implied, the market will establish the price/yield of any U.S. government securities. U.S. government securities may underperform other segments of the fixed income market or the fixed income market as a whole. U.S. Treasury obligations may differ in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of U.S. Treasury obligations to decline. Treasury Inflation Protected Securities (“TIPS”) can also exhibit price movements as a result of changing inflation expectations and seasonal inflation patterns.

Comment: Please delete the second, fourth, fifth and sixth sentences in the U.S. Government Securities Risk since they are not risks. Please revise the risk to clarify that not all U.S. Treasury securities are backed by the full faith and credit of the U.S. government.

Response: The Registrant will delete the sentences as requested. The Registrant believes that the disclosure with respect to U.S. Treasury securities is accurate in that U.S. Treasury securities are backed by the full faith and credit of the U.S. government

The Registrant does disclose in the first sentence that other types of securities issued or guaranteed by federal agencies, instrumentalities, and U.S. government-sponsored entities may or may not be backed by the full faith and credit of the U.S. government.

19.	Summary Section of Prospectus – U.S. Government Securities Fund – Principal Investment Strategies

In selecting investments for purchase and sale, the Fund’s Subadviser, Seix Investment Advisors LLC (“Seix” or the “Subadviser”), attempts to provide a consistently high dividend without adding undue risk.

Comment: Please explain “undue risk.”

Response: The Registrant will clarify the disclosure.

20.	Summary Section of Prospectus – U.S. Government Securities Fund – Principal Investment Strategies

Comment: Please describe the Fund’s buy and sell discipline. Does the Fund have a maturity strategy or credit quality strategy?

Response: The Subadviser seeks to maintain an overall portfolio modified adjusted duration of 4-7 years. Buy and sell decisions are based on a wide number of factors that determine the risk-reward profile of each security within the context of the broader portfolio.

21.	Summary Section of Prospectus – U.S. Government Securities Fund – Principal Investment Strategies

Under certain circumstances, the Subadviser may strategically position the Fund’s exposure across the yield curve to potentially benefit from a normalization of the term structure of rates (i.e., in an environment where the yield curve is abnormally steep, investments will be strategically positioned along the yield curve to benefit as the curve’s shape reverts to a more traditional, or normal slope).

Comment: Please explain “strategically positioned.”

Response: The Registrant will clarify the disclosure.

22.	Summary Section of Prospectus – U.S. Government Securities Fund – Principal Investment Strategies

Comment: Please describe the types of exchange traded futures that the Fund will use and how the Fund will use such instruments to manage interest rate exposure.

Response: The Registrant will add the requested disclosure.

23.	Summary Section of Prospectus – U.S. Government Securities Fund – Principal Investment Risks

Comment: The Fund may invest in exchange traded futures. Currently, there is a “Futures Contracts Risk” in the Principal Investment Risks. Please revise risk to include specific risks of exchange traded futures.

Response: The Registrant will revise the disclosure as requested.

24.	More Information – Prospectus

Comment: As required under Item 9 of Form N-1A, the above-referenced section of the Prospectus should also include fuller descriptions of all the principal investment strategies that are summarized in the summary section. In addition, please provide fuller descriptions of all principal investment risks.

Response: Each of the Funds describes its respective principal investment strategies in the Summary Section of its prospectus in response to Item 4(a) of Form N-1A. In response to Item 9(b) of Form N-1A the Registrant includes the following disclosure under “More Information” – “Please see the section entitled “Principal Investment Strategies” in the “Summary Section” for each Fund for a complete discussion of each Fund’s principal investment strategies.”

Registrant believes it is unnecessary to restate the principal investment strategies of each Fund. Item C.3.(a) of the General Instructions section of Form N-1A states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

25.	More Information – Prospectus

Comment: Please disclose each Fund’s non-fundamental policy with respect to Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Registrant will add the requested disclosure.

26.	Purchasing, Selling and Exchanging Fund Shares – When Can You Purchase Shares? – A Shares, C Shares and I Shares – Prospectus

If a Fund or its authorized agent receives your purchase or redemption request in proper form before 4:00 p.m., Eastern Time, your transaction will be priced at that Business Day’s NAV. If your request is received after 4:00 p.m., it will be priced at the next Business Day’s NAV.

Comment: Please explain the term “proper form”

Response: In earlier sections of “Purchasing, Selling and Exchanging Fund Shares”, shareholders are instructed to contact the appropriate party for information about and the process for properly completing share transactions, which may be the Registrant or a third-party financial institution or intermediary depending on the share class and other circumstances described in those sections.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

cc:	J. Short J. O’Donnell